Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 22, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

Profile	Reasons to Tender Your Shares
Our Philosophy
Management	One: Arcelor shareholders will receive a significant premium
History
Structure	The Mittal Steel offer provides Arcelor shareholders with a significant premium.
Careers
Technology

On 26 January 2006, the day before the announcement of the offer, Arcelor’s share price was at its all-time high of €22.22. The offer consists of one new Mittal Steel share plus €10.05 for each Arcelor share*. Based on Mittal Steel’s share price on 18 May 2006, the day before the improved offer terms were announced, the offer values each Arcelor share at €37.74, a 70% premium (pre payment of the €1.85 dividend per Arcelor share on May 29, 2006).

On this basis, the offer has already created value of €15.52 per Arcelor share, which is more than the share price performance of Arcelor since it was created.

Two: Offer consists of an attractive mix of both cash and shares

The Mittal Steel offer is structured to provide Arcelor shareholders with an attractive mix of cash and Mittal Steel shares.

Through the cash component, Arcelor shareholders can realise €10.05 per share immediately. The cash component represents 45% of the Arcelor share price before announcement of the offer.

The share element of the offer consideration provides Arcelor shareholders with a participation in the future success and value creation of the combined company.

The mix and match election allows shareholders to express a preference for a higher cash or higher share element in the consideration mix, subject to an overallproration to ensure the total consideration consists of 27.4% cash and 72.6% shares.

Three: Significant synergies will be realised

The merger is expected to generate $1bn of synergies.

These synergies will be realised from savings in purchasing and optimising the global

Offer for Arcelor
- Offer Documents
- About Mittal Steel
- Shaping the Future of Steel
- An Obvious Combination
- Strategic Rationale for the Merger
- Strategy for the Combined Group
- How the Combined Business Will Look
- Sustainable Development
- Analyst Views
- What the Media says
- Trade Union Comments
- Press Cuttings
- News Releases
- Presentations
- Speeches
- Sustainable Development Videos
- Company Videos
- Offer for Arcelor Videos
- Media Events Videos
> Welcome to ArcelorShareholders
> Reasons to Tender YourShares
- About the CombinedCompany
- Arcelor EGM Forms
- Retail Investor Brochure
- Retail Investor FAQs
- Offer for Arcelor
- AdCampaign
- Media and Financial Community Comments
- Press Cuttings

flows of products within the larger company.

Shareholders will benefit from the earnings enhancement and cash flow that these synergies will provide.

Four: Sustainability for the industry

Shareholders will benefit from greater sustainability as a result of this merger. The merger of Mittal Steel and Arcelor is a step change in the consolidation of the steel industry. The combined company will be the undisputed industry leader and a true global player with a well balanced portfolio of geographies and products and a high level of raw material self-sufficiency. In terms of production, the combined company will be three times larger than its nearest competitor. This company will be better able to respond to changes in the industry, manage cyclicality and take advantage of growth opportunities.

The merger will transform the global steel industry and lead to a more sustainable operating environment, which is expected to lead to more stability.

Five: Higher dividends

Through higher dividends** resulting from higher profitability, shareholders will benefit directly from the synergy benefits and greater stability of earnings expected as a result of this merger.

Mittal Steel will target dividend payments of 25% of annual profits on average over a business cycle.

* Prior to the payment €1.85 dividend per Arcelor share on May 29, 2006, the offer consideration was either (1) 1 Mittal Steel share and €11.10 in cash for 1 Arcelor share; or (2) 17 Mittal Steel shares for every 12 Arcelor shares; or (3) €37.74 in cash for each Arcelor share.

** Mittal-Arcelor will have a higher dividend payout ratio (25% net profit of the combined entity) than the stand-alone Mittal Steel payout (about 10% in 2005). The combined company will also be more profitable than Arcelor and/or Mittal Steel stand-alone.